

March 30, 2015

Via E-mail
Mr. Felix R. Ehrat
Group General Counsel
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re:** **Novartis AG**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed January 27, 2015**
> **File No. 001-15024**

Dear Mr. Ehrat:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information, so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 109

1. Please amend your filing to remove the table on page 110, which makes no distinction between your continuing and discontinued operations, and provide a table and supporting discussion and analysis that conforms to your consolidated income statements on page F-4.

Notes to the Novartis Group Consolidated Financial Statements
Note 2: Significant Transactions
Transaction with CSL, page F-23

2. You disclose that entering into the separate divestment agreement with CSL resulted in the vaccines influenza business being a separate cash-generating unit within the Vaccines Division and required you to perform a separate impairment assessment of the influenza vaccines business net assets. Given that impairment testing under IAS 36 is first considered for individual assets then for cash-generating units, please address the following:

   • Tell us the types and amounts of the vaccines influenza business assets included in the $1.1 billion impairment you recorded in 2014;
   • Explain to us why the influenza vaccine assets were grouped with all other vaccine assets until the signing of the CSL agreement and not evaluated separately before then as individual assets or groups of assets; and
   • Explain to us why the influenza vaccine assets were not themselves a separate cash-generating unit before the CSL agreement given that a cash-generating unit as defined in paragraph 6 of IAS 36 is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Note 11: Goodwill and Intangible Assets Movements, page F-47

3. Please describe to us the cash-generating units that you identified in performing your impairment evaluation. Your disclosure on page F-49 appears to indicate that you have only three cash generating units, Pharmaceuticals, Alcon and Sandoz. If correct, please explain the factors that you considered in concluding that the operational breakdowns for the Pharmaceuticals segment on page 113 (i.e. "Business Franchises"), Alcon on page 118 and Sandoz on page 119 did not constitute separate cash-generating units. Also if correct, explain why there are no cash-generating units at lower levels and how their cash inflows are largely dependent on the cash inflows from other assets or groups of assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:
   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Senior Staff Accountants Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant